UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 5)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.9%*

14.		Type of Reporting Person (See Instructions): IA

*As of February 16, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Report of Foreign Private Issuer for the Month of February 2012, filed on Form 6-K with the United States Securities and Exchange Commission, as of February 3, 2012, there were 339,563,275 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended by adding the following after the thirteenth paragraph thereof:

On February 13, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D, as amended, as Exhibit 7.8.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following after the seventh paragraph thereof:

7.8           Press Release, dated February 13, 2012, from the Reporting Person, on behalf of the Fund.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                               February 16, 2012

                                                                                               MOUNT KELLETT CAPITAL MANAGEMENT LP

                                                                                               By:  Mount Kellett Capital Management GP LLC,
                                                                                                        its general partner

                                                                                            By:  /s/ Jonathan Fiorello
                                                                                                           Jonathan Fiorello
                                                                                                           Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 7.8

MOUNT KELLETT RESPONDS TO BAJA MINING’S BASELESS ACCUSATIONS AND FEAR MONGERING

Urges Baja shareholders to take no action;
Mount Kellett to file circular shortly

New York – (February 13, 2012) The largest shareholder of Baja Mining Corp. (TSX:BAJ) (OTCQX: BAJFF) (“Baja” or the “Company”), Mount Kellett Capital Management LP (“Mount Kellett”), today expressed disappointment over the management information circular filed by Baja on February 9, 2012:

“Baja’s circular is direct and undeniable proof of the need for better oversight at the Company.  Baja is seeking to misdirect shareholders by making misleading, slanderous and incomplete statements about Mount Kellett’s intentions.  In addition, the ridiculous hypotheticals put forward by Baja assume that Baja shareholders have a limited understanding of shareholder rights and Canadian securities laws, which is an insult to everyone involved.

“We invested a substantial amount of capital in Baja because we believe that there is tremendous potential for the Boleo copper project.   Primary copper assets on the verge of production are an increasingly rare and coveted commodity globally.  The scarcity of these projects creates a significant value potential for all shareholders, but Baja management is creating unnecessary risk due to its governance practices.

“The company is at an extremely critical time in its evolution and shareholders deserve better governance.  To incorporate a few new policies after having been publicly exposed for self-interested decisions and poor oversight does not create faith in management or trust in the Board to live up to its fiduciary responsibilities.

“We fully supported the recent adoption of a shareholder rights plan by the Company to protect shareholder value from opportunistic approaches.  The protection that shareholders now lack is responsible and independent oversight at the Board level to protect against self-serving enrichment and transfers of value in related party transactions.

“Our independent nominees stand prepared to hold management accountable and to uphold the necessary fiduciary duties to shareholders to protect their investment in Baja.  There is no higher responsibility and our nominees will work in the best interests of all shareholders.  We look forward to shareholder support for both of Mount Kellett’s nominees at the upcoming special meeting.”

Mount Kellett noted that it supported Baja’s adoption of its Shareholder Rights Plan and voted for its adoption in May 2011.  Further, Mount Kellett publicly confirms that:

•	It has never planned, nor does it intend, a takeover of Baja; and

•	It has twice proposed signing a standstill agreement, including most recently in mid-January when it offered Baja a standstill against a takeover bid by Mount Kellett.

Mount Kellett finds it nonsensical that management is attempting to distract shareholders with the threat of a takeover bid.  For instance:

•	The shareholder rights’ plan, which Mount Kellett supported, limits any takeover of the Company.

•	Acquiring more than 20% of the common shares of Baja would trigger onerous takeover bid requirements under Canadian securities laws, which are compounded by the Shareholder Rights Plan.

•	Baja’s project financing contains a change of control provision, which Mount Kellett has no intention of jeopardizing.

Mount Kellett will shortly be disseminating its own circular, which will further explain the simple and logical governance and oversight failings of the Company that remain to be addressed and the urgent and immediate need for independent shareholder representation on the Baja Board of Directors.

About Mount Kellett Capital Management LP
Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

Contact:

Karen Chodzicki, Kingsdale Communications Inc.
Phone:  416-867-2335

Dan Gagnier / Sarah Brown
Sard Verbinnen & Co
212-687-8080